AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
Ph: 604-682-3701 Fax: 604-682-3600

February 20, 2003 FILED VIA SEDAR

British Columbia Securities Commission	Alberta Securities Commission

Vancouver, B.C.	Calgary, AB

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd. – Initial Annual Information Form

With this cover letter, we are filing an initial annual information form (“AIF”) for Avino Silver & Gold Mines Ltd. (the “Issuer”). Also being filed is the Consent of Wayne Pickett, the author of the Aumax Report titled “Technical Report on the Aumax Property”, dated November 28, 2002, which report is quoted in the Narrative Description of Business of the Issuer in the AIF.

The Aumax Report was previously filed and is on the SEDAR website as well as the audited financial statements for the fiscal year ended January 31, 2002 and all subsequent interim financial statements and quarterly reports.

Yours very truly,

AVINO GOLD AND SILVER MINES LTD.

Per: “Andrea Regnier”

Andrea Regnier